Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

Core business continues to demonstrate stability in spite of steep decline in recycled commodity prices in the quarter

Toronto, Ontario – October 26, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and nine months ended September 30, 2012.

-	Consolidated core price grew 1.6% quarter-over-quarter
-	Two strategic “tuck-in” acquisitions completed in the U.S. northeast and one in Canada
-
Excluding the quarter-over-quarter decline of $12.4 million attributable to recycled commodity prices, as well as one-time items and the impact of foreign currency exchange (“FX”), consolidated revenue and adjusted EBITDA(A) would have increased 2.5% and 6.7%

-
Adjusted earnings per share of $0.28 in the third quarter versus $0.29 in the year-ago quarter. The decline in recycled commodity prices in the third quarter reduced adjusted earnings per share by $0.07.

-	Updated outlook for 2012
-	Completed refinancing of credit facility and received a rating upgrade from Moody’s

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“In the third quarter, our base business continued to demonstrate stability, with resilience in our commercial and residential collection service lines.  We achieved consolidated revenues of $487.2 million and adjusted EBITDA(A) of $136.9 million, with core price growth of 2.2% in Canada and 1.2% in the U.S., for a combined core price increase of 1.6%.  Our strong core price activity was offset by a mixed volume performance relative to the year-ago quarter and lower recycled commodity prices continued to affect our consolidated performance, as it has affected the solid waste services industry in North America throughout this year. Excluding the $12.4 million quarter-over-quarter impact of lower recycled commodity prices, at parity, as well as the impact of one-time items and FX, revenue would have increased 2.5% to $502.8 million and adjusted EBITDA(A) would have increased 6.7% to $151.8 million.  Adjusted EBITDA(A) in the third quarter includes one-time charges of $1.4 million related to a tax assessment and end of collection contract retention payments,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.

“Our Canadian and U.S. south operations continued to perform well in the third quarter, with quarter-over-quarter revenue growth of 1.2% and 2.7%, respectively, driven by higher pricing in our collection business and contributions from strategic ‘tuck-in’ acquisitions. Adjusted EBITDA(A) margins in these segments remained solid, at 36% in Canada and 28.3% in the U.S. south, in spite of lower recycled commodity prices.”

Mr. Quarin continued, “In our U.S. northeast segment, on a sequential basis and as a result of our focused efforts, pricing remained stable in our collection and disposal service lines, cost controls were maintained, and adjusted EBITDA(A) margins improved to 21.8%. Weak economic conditions in this region continued to affect third-party volume at our transfer stations and landfills and delayed special waste activity as well. During the quarter, we acquired two collection companies in this region that will help increase internal waste volumes at our landfills and which will partially offset the decline in disposal volumes.  We are making progress on our plan to improve our performance in our U.S. northeast operations and are committed to further development and integration of our assets in this region.”

“In addition to investing in ‘tuck-in’ acquisitions in the third quarter, we continued to deploy capital towards several internal infrastructure projects that we expect will deliver attractive returns in 2013 and beyond.  With our strong free cash flow(B) profile, we have the resources to enhance the strategic position of Progressive Waste Solutions, with the objective of creating long-term shareholder value. Given the current interest rate environment and the availability of attractive debt financing, we have taken the opportunity to further position Progressive Waste Solutions for future growth with a refinancing of our credit facilities, which will give us a significant source of liquidity as we continue to grow our business.”

“We are updating our guidance for 2012 given the significant decline in recycled commodity prices in the third quarter, combined with lower transfer station and landfill volumes, including delayed special waste activity, in our U.S. northeast segment,” Mr. Quarin added.  “Our outlook for the balance of 2012 assumes recycled commodity prices in the fourth quarter will not improve from September levels.”

Progressive Waste Solutions Ltd. – September 30, 2012 - 1

Reported revenues decreased ($3.3) million or (0.7)% from $490.5 million in the third quarter of 2011 to $487.2 million in the third quarter of 2012.  Expressed on a reportable basis, at parity, revenues were flat quarter over quarter due in large part to a 3.9% increase attributable to acquisitions, and higher overall pricing and fuel surcharges being offset by lower volumes and commodity values.  The impact on comparative revenues resulting from a decline in recycled commodity prices was 2.5%.

Adjusted EBITDA(A) was $136.9 million ($138.3 million excluding one-time items), or (2.9)% lower, in the third quarter of 2012 versus $141.0 million in the same quarter a year ago.  Adjusted operating income(A) was $66.8 million, or (8.0)% lower, in the quarter compared to $72.6 million in the same period last year.  Adjusted net income(A) was $32.1 million, or $0.28 per weighted average diluted share (“diluted share”), compared to $35.1 million, or $0.29 per diluted share in the comparative period.

Share repurchases in the quarter totalled $5.2 million and dividends paid to shareholders totalled $16.2 million.  Together, this represents a combined $21.4 million return to shareholders in the third quarter of 2012.

Year-to-date, reported revenues increased $18.0 million or 1.3% from $1,382.9 million in 2011 to $1,400.9 million.  Expressed on a reportable basis, and assuming Canadian and U.S. dollar parity, revenues increased 2.3% on a comparative basis for the nine months ended.  This increase is due in large part to a 3.9% increase attributable to acquisitions and higher overall pricing and fuel surcharges, which outpaced lower volumes and commodity values.  The year-to-date impact on comparative revenues resulting from a decline in recycled commodity prices was 1.8%.

For the year-to-date period, adjusted EBITDA(A) was $385.9 million ($387.3 million excluding one-time items), or (3.7)% lower, in 2012 versus $400.7 million in the same period last year.  Excluding the impact of FX and the decline in recycled commodity pricing, adjusted EBITDA(A) would have been $415.7 million ($417.1 million excluding one-time items) on a year-to-date basis.  Adjusted operating income(A) was $184.5 million, or (9.9)% lower, in the year-to-date period than the $204.9 million recorded in the same period last year.  Adjusted net income(A) was $85.0 million, or $0.73 per diluted share, compared to $97.0 million, or $0.80 per diluted share in the comparative period.

Share repurchases year-to-date totalled $65.6 million and dividends paid to shareholders totalled $47.2 million.  For the current year-to-date period, this represents a combined $112.8 million return to shareholders compared to $85.5 million a year ago.

Acquisitions
•	We invested $72.5 million in the third quarter and $122.6 million year-to-date on strategic “tuck-in” acquisitions in various markets.
•
In the third quarter, we completed three acquisitions, two in the U.S. northeast and one in Canada.  Year-to-date, we completed a total of 12 acquisitions, five in the U.S. south, two in the U.S. northeast and five in Canada.

•
We continue to actively identify collection and transfer assets in and around the markets we serve in order to improve asset density and facilitate higher internalization at our landfills.  We also evaluate new markets for growth opportunities.

Other highlights for the three and nine months ended September 30, 2012
•
In October 2012, we entered into a consolidated $2,350 million Credit Agreement and concurrently repaid all outstanding indebtedness under our U.S. and Canadian credit facilities and our series B, senior secured debenture.

•	In August 2012, we received approval to renew our normal course issuer bid for an additional 12 months.
•	In July 2012, we exercised a portion of the accordion feature on our U.S. credit facility which increased our available lending by $131.1 million to $1.25 billion.
•	In July 2012, we exercised a portion of the accordion feature on our Canadian credit facility which increased our available lending by $70.0 million to $595 million.
•	In March 2012, we received a modification to our operating permit for the Ridge landfill that increased the amount of annual waste allowable at the site from 0.9 to 1.3 million tonnes annually.
•	We repurchased and cancelled approximately 3.2 million common shares year-to-date. At the close of the period, there were 115.3 million common shares outstanding.

Progressive Waste Solutions Ltd. – September 30, 2012 - 2

2012 Outlook
The Company is updating its outlook provided on July 25, 2012.  The outlook assumes no change in the current economic environment and assumes recycled commodity pricing remains at September 2012 levels.  Our outlook has been prepared assuming parity between the Canadian and U.S. dollar.

The outlook provided below is forward-looking.  Our actual results may differ materially and are subject to risks and uncertainties.

•	Revenue continues to be estimated at approximately $1,880 million
•	Adjusted EBITDA(A) is estimated to be $515 to $520 million
•	Amortization expense, as a percentage of revenue, is estimated to be about 14.2%
•	Capital and landfill expenditures, including internal infrastructure, are estimated to be $240 to $250 million
•	The effective tax rate is estimated to be between 39% and 40% of income before income tax expense and net loss from equity accounted investee
•	Cash taxes are estimated to be $50 million
•	Adjusted net income(A) per diluted share is estimated to be $0.99 to $1.00
•	Free cash flow(B) is estimated to be at the low end of the range provided of $170 to $190 million, including additional internal infrastructure investment
•	Expected annual cash dividend of $0.56 Canadian (“C”) per share, payable on a quarterly basis

Progressive Waste Solutions Ltd. – September 30, 2012 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended September 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended		Nine months ended
	2012	2011	2012	2011

REVENUES	$487,209	$490,522	$1,400,919	$1,382,884
EXPENSES
OPERATING	297,309	294,475	849,528	820,784
SELLING, GENERAL AND ADMINISTRATION	56,750	51,437	170,926	160,422
RESTRUCTURING	-	73	-	1,198
AMORTIZATION	70,328	69,408	202,352	198,694
NET GAIN ON SALE OF CAPITAL ASSETS	(225)	(1,092)	(975)	(2,871)
OPERATING INCOME	63,047	76,221	179,088	204,657
INTEREST ON LONG-TERM DEBT	14,696	15,303	42,934	48,363
NET FOREIGN EXCHANGE LOSS (GAIN)	5	(51)	12	(83)
NET GAIN ON FINANCIAL INSTRUMENTS	(3,988)	(1,528)	(1,816)	(3,883)
OTHER	-	32	105	827
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	52,334	62,465	137,853	159,433
INCOME TAX EXPENSE
Current	14,219	13,729	38,312	38,424
Deferred	5,946	8,357	16,907	20,899
	20,165	22,086	55,219	59,323
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	11	32	30	58
NET INCOME	32,158	40,347	82,604	100,052

Foreign currency translation adjustment	19,358	(44,594)	18,024	(25,840)
Derivatives designated as cash flow hedges, net of
income tax ($532) and $226 (2011 - $2,563 and $3,411)	989	(4,767)	(421)	(6,340)
Settlement of derivatives designated as cash flow hedges,
net of income tax $72 and ($7) (2011 - ($78) and ($481))	(131)	147	15	895
OTHER COMPREHENSIVE INCOME (LOSS)	20,216	(49,214)	17,618	(31,285)
COMPREHENSIVE INCOME (LOSS)	$52,374	$(8,867)	$100,222	$68,767

Net income per weighted average share, basic	$0.28	$0.33	$0.71	$0.83
Net income per weighted average share, diluted	$0.28	$0.33	$0.71	$0.83
Weighted average number of shares outstanding
(thousands), basic	115,268	120,767	116,519	121,067
Weighted average number of shares outstanding
(thousands), diluted	115,268	120,767	116,519	121,067

Progressive Waste Solutions Ltd. – September 30, 2012 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
September 30, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)
	September 30,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$15,423	$14,143
Accounts receivable	234,894	212,099
Other receivables	442	414
Prepaid expenses	36,627	31,484
Restricted cash	475	452
Other assets	2,321	1,972
	290,182	260,564

OTHER RECEIVABLES	187	376
FUNDED LANDFILL POST-CLOSURE COSTS	9,877	9,200
INTANGIBLES	249,407	257,731
GOODWILL	840,437	774,409
LANDFILL DEVELOPMENT ASSETS	19,056	15,869
DEFERRED FINANCING COSTS	15,385	19,983
CAPITAL ASSETS	855,593	776,058
LANDFILL ASSETS	966,815	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	4,077	3,973
OTHER ASSETS	918	649
	$3,251,934	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$123,275	$115,292
Accrued charges	118,743	124,496
Dividends payable	16,390	14,540
Income taxes payable	1,585	10,693
Deferred revenues	19,105	17,645
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	7,572	9,468
Other liabilities	3,148	3,484
	291,318	297,118

LONG-TERM DEBT	1,467,847	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS	103,662	92,034
OTHER LIABILITIES	7,859	7,484
DEFERRED INCOME TAXES	101,031	76,234
	1,971,717	1,784,463

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,949,780 (December 31, 2011 - 118,040,683))	1,773,434	1,824,231
Restricted shares (issued and outstanding - 212,500 (December 31, 2011 - 252,150))	(4,364)	(5,353)
Additional paid in capital	2,308	2,789
Accumulated deficit	(447,028)	(466,775)
Accumulated other comprehensive loss	(44,133)	(61,751)
Total shareholders' equity	1,280,217	1,293,141
	$3,251,934	$3,077,604

Progressive Waste Solutions Ltd. – September 30, 2012 - 5

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended September 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Nine months ended
	2012	2011	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$32,158	$40,347	$82,604	$100,052
Items not affecting cash
Restricted share (recovery) expense	(143)	1,028	1,215	1,381
Accretion of landfill closure and post-closure costs	1,313	1,271	3,927	3,816
Amortization of intangibles	13,391	12,877	39,206	36,977
Amortization of capital assets	35,215	33,145	103,351	97,745
Amortization of landfill assets	21,722	23,386	59,795	63,972
Interest on long-term debt (amortization of deferred financing costs)	1,701	1,640	5,069	4,355
Net gain on sale of capital assets	(225)	(1,092)	(975)	(2,871)
Net gain on financial instruments	(3,988)	(1,528)	(1,816)	(3,883)
Deferred income taxes	5,946	8,357	16,907	20,899
Net loss from equity accounted investee	11	32	30	58
Landfill closure and post-closure expenditures	(1,201)	(1,102)	(5,401)	(3,162)
Changes in non-cash working capital items	(31,582)	14,842	(41,335)	(38,850)
Cash generated from operating activities	74,318	133,203	262,577	280,489
INVESTING
Acquisitions	(65,300)	(49,471)	(113,705)	(139,506)
Restricted cash deposits	(1)	-	(23)	(12)
Investment in other receivables	(148)	-	(148)	-
Proceeds from other receivables	107	122	330	356
Funded landfill post-closure costs	(127)	(131)	(287)	(310)
Purchase of capital assets	(54,641)	(28,100)	(125,912)	(77,033)
Purchase of landfill assets	(19,592)	(18,776)	(48,085)	(39,659)
Proceeds from the sale of capital assets	540	1,754	2,107	5,204
Investment in landfill development assets	(693)	(1,594)	(3,507)	(4,711)
Cash utilized in investing activities	(139,855)	(96,196)	(289,230)	(255,671)
FINANCING
Payment of deferred financing costs	(285)	(3,786)	(340)	(4,806)
Proceeds from long-term debt	128,189	94,550	307,176	331,163
Repayment of long-term debt	(43,998)	(86,861)	(166,507)	(257,630)
Proceeds from the exercise of stock options	54	-	364	855
Repurchase of common shares	(5,157)	(15,556)	(65,633)	(39,056)
Purchase of, net of proceeds from, restricted shares	(541)	(4,226)	(541)	(4,226)
Dividends paid to shareholders	(16,237)	(15,408)	(47,218)	(46,431)
Cash generated from (utilized in) financing activities	62,025	(31,287)	27,301	(20,131)
Effect of foreign currency translation on cash and cash equivalents	687	(1,735)	632	(1,217)
NET CASH (OUTFLOW) INFLOW	(2,825)	3,985	1,280	3,470
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	18,248	12,891	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF PERIOD	$15,423	$16,876	$15,423	$16,876
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$15,418	$16,875	$15,418	$16,875
Cash equivalents	5	1	5	1
	$15,423	$16,876	$15,423	$16,876
Cash paid during the period for:
Income taxes	$9,531	$9,206	$41,698	$40,598
Interest	$13,632	$15,317	$39,939	$46,595

Progressive Waste Solutions Ltd. – September 30, 2012 - 6

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2012.

			Three months ended
	September 30, 2011	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$490,522	$(75)	$490,447	$(3,238)	$487,209
Operating expenses	294,475	4,672	299,147	(1,838)	297,309
Selling, general and administration	51,437	5,671	57,108	(358)	56,750
Restructuring expenses	73	(73)	-	-	-
Amortization	69,408	1,373	70,781	(453)	70,328
Net gain on sale of capital assets	(1,092)	864	(228)	3	(225)
Operating income	76,221	(12,582)	63,639	(592)	63,047
Interest on long-term debt	15,303	(523)	14,780	(84)	14,696
Net foreign exchange (gain) loss	(51)	56	5	-	5
Net gain on financial instruments	(1,528)	(2,473)	(4,001)	13	(3,988)
Other expense	32	(34)	(2)	2	-
Income before net income tax expense and
net loss from equity accounted investee	62,465	(9,608)	52,857	(523)	52,334
Net income tax expense	22,086	(1,790)	20,296	(131)	20,165
Net loss from equity accounted investee	32	(20)	12	(1)	11
Net income	$40,347	$(7,798)	$32,549	$(391)	$32,158

Adjusted EBITDA(A)	$140,961	$(2,972)	$137,989	$(1,060)	$136,929
Adjusted operating income(A)	$72,645	$(5,208)	$67,437	$(611)	$66,826
Adjusted net income(A)	$35,105	$(2,586)	$32,519	$(397)	$32,122
Free cash flow(B)(*)	$64,390	$(28,546)	$35,844	$(251)	$35,593

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – September 30, 2012 - 7

				Nine months ended
	September 30, 2011	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,382,884	$32,272	$1,415,156	$(14,237)	$1,400,919
Operating expenses	820,784	36,668	857,452	(7,924)	849,528
Selling, general and administration	160,422	12,246	172,668	(1,742)	170,926
Restructuring expenses	1,198	(1,198)	-	-	-
Amortization	198,694	5,554	204,248	(1,896)	202,352
Net gain on sale of capital assets	(2,871)	1,886	(985)	10	(975)
Operating income	204,657	(22,884)	181,773	(2,685)	179,088
Interest on long-term debt	48,363	(5,061)	43,302	(368)	42,934
Net foreign exchange (gain) loss	(83)	95	12	-	12
Net gain on financial instruments	(3,883)	2,084	(1,799)	(17)	(1,816)
Other expense	827	(720)	107	(2)	105
Income before net income tax expense and
net loss from equity accounted investee	159,433	(19,282)	140,151	(2,298)	137,853
Net income tax expense	59,323	(3,388)	55,935	(716)	55,219
Net loss from equity accounted investee	58	(27)	31	(1)	30
Net income	$100,052	$(15,867)	$84,185	$(1,581)	$82,604

Adjusted EBITDA(A)	$400,675	$(10,155)	$390,520	$(4,598)	$385,922
Adjusted operating income(A)	$204,852	$(17,594)	$187,258	$(2,713)	$184,545
Adjusted net income(A)	$97,008	$(10,361)	$86,647	$(1,612)	$85,035
Free cash flow(B)(*)	$203,183	$(65,530)	$137,653	$(1,813)	$135,840

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – September 30, 2012 - 8

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Nine months ended
		September 30		September 30
	2012	2011	2012	2011

Operating income	$63,047	$76,221	$179,088	$204,657
Transaction and related costs - SG&A	675	966	2,045	1,739
Fair value movements in stock options - SG&A	237	(5,643)	(813)	(4,123)
Restricted share (recovery) expense - SG&A	(143)	1,028	1,215	1,381
Payments made to senior executive on departure - SG&A	3,010	-	3,010	-
Restructuring expenses	-	73	-	1,198
Adjusted operating income	66,826	72,645	184,545	204,852
Net gain on sale of capital assets	(225)	(1,092)	(975)	(2,871)
Amortization	70,328	69,408	202,352	198,694
Adjusted EBITDA	$136,929	$140,961	$385,922	$400,675

Net income	$32,158	$40,347	$82,604	$100,052
Transaction and related costs - SG&A	675	966	2,045	1,739
Fair value movements in stock options - SG&A	237	(5,643)	(813)	(4,123)
Restricted share (recovery) expense - SG&A	(143)	1,028	1,215	1,381
Payments made to senior executive on departure - SG&A	3,010	-	3,010	-
Restructuring expenses	-	73	-	1,198
Net gain on financial instruments	(3,988)	(1,528)	(1,816)	(3,883)
Other expenses	-	32	105	827
Net income tax expense or (recovery)	173	(170)	(1,315)	(183)
Adjusted net income	$32,122	$35,105	$85,035	$97,008

Adjusted net income
per weighted average share, basic(A)(*)	$0.28	$0.29	$0.73	$0.80
Adjusted net income
per weighted average share, diluted(A)(*)	$0.28	$0.29	$0.73	$0.80

Replacement and growth expenditures
Replacement expenditures	$47,482	$37,006	$119,592	$88,067
Growth expenditures	26,751	9,870	54,405	28,625
Total replacement and growth expenditures	$74,233	$46,876	$173,997	$116,692

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$74,318	$133,203	$262,577	$280,489
Free cash flow(B)	$35,593	$64,390	$135,840	$203,183
Free cash flow (B)
per weighted average share, diluted	$0.31	$0.53	$1.17	$1.68

Dividends
Dividends declared (common shares)	$16,207	$15,318	$48,551	$46,228

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – September 30, 2012 - 9

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					September 30
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$490,522	$490,447	$(75)	$487,209	$(3,313)
Canada	$203,350	$208,934	$5,584	$205,696	$2,346
U.S. south	$190,537	$195,678	$5,141	$195,678	$5,141
U.S. northeast	$96,635	$85,835	$(10,800)	$85,835	$(10,800)

Operating expenses	$294,475	$299,147	$4,672	$297,309	$2,834
Canada	$112,389	$117,517	$5,128	$115,679	$3,290
U.S. south	$117,661	$121,738	$4,077	$121,738	$4,077
U.S. northeast	$64,425	$59,892	$(4,533)	$59,892	$(4,533)

SG&A (as reported)	$51,437	$57,108	$5,671	$56,750	$5,313
Canada	$15,106	$16,259	$1,153	$16,019	$913
U.S. south	$19,092	$18,586	$(506)	$18,586	$(506)
U.S. northeast	$7,742	$7,266	$(476)	$7,266	$(476)
Corporate	$9,497	$14,997	$5,500	$14,879	$5,382

EBITDA(A) (as reported)	$144,610	$134,192	$(10,418)	$133,150	$(11,460)
Canada	$75,855	$75,158	$(697)	$73,998	$(1,857)
U.S. south	$53,784	$55,354	$1,570	$55,354	$1,570
U.S. northeast	$24,468	$18,677	$(5,791)	$18,677	$(5,791)
Corporate	$(9,497)	$(14,997)	$(5,500)	$(14,879)	$(5,382)

Adjusted SG&A	$55,086	$53,311	$(1,775)	$52,971	$(2,115)
Canada	$15,106	$16,259	$1,153	$16,019	$913
U.S. south	$19,092	$18,586	$(506)	$18,586	$(506)
U.S. northeast	$7,742	$7,266	$(476)	$7,266	$(476)
Corporate	$13,146	$11,200	$(1,946)	$11,100	$(2,046)

Adjusted EBITDA(A)	$140,961	$137,989	$(2,972)	$136,929	$(4,032)
Canada	$75,855	$75,158	$(697)	$73,998	$(1,857)
U.S. south	$53,784	$55,354	$1,570	$55,354	$1,570
U.S. northeast	$24,468	$18,677	$(5,791)	$18,677	$(5,791)
Corporate	$(13,146)	$(11,200)	$1,946	$(11,100)	$2,046

Progressive Waste Solutions Ltd. – September 30, 2012 - 10

			Nine months ended
					September 30
	2011	2012	Change	2012	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,382,884	$1,415,156	$32,272	$1,400,919	$18,035
Canada	$572,004	$592,030	$20,026	$577,793	$5,789
U.S. south	$537,889	$578,606	$40,717	$578,606	$40,717
U.S. northeast	$272,991	$244,520	$(28,471)	$244,520	$(28,471)

Operating expenses	$820,784	$857,452	$36,668	$849,528	$28,744
Canada	$313,841	$329,488	$15,647	$321,564	$7,723
U.S. south	$326,771	$358,133	$31,362	$358,133	$31,362
U.S. northeast	$180,172	$169,831	$(10,341)	$169,831	$(10,341)

SG&A (as reported)	$160,422	$172,668	$12,246	$170,926	$10,504
Canada	$46,339	$49,029	$2,690	$47,850	$1,511
U.S. south	$53,562	$57,470	$3,908	$57,470	$3,908
U.S. northeast	$23,503	$22,959	$(544)	$22,959	$(544)
Corporate	$37,018	$43,210	$6,192	$42,647	$5,629

EBITDA(A) (as reported)	$401,678	$385,036	$(16,642)	$380,465	$(21,213)
Canada	$211,824	$213,513	$1,689	$208,379	$(3,445)
U.S. south	$157,556	$163,003	$5,447	$163,003	$5,447
U.S. northeast	$69,316	$51,730	$(17,586)	$51,730	$(17,586)
Corporate	$(37,018)	$(43,210)	$(6,192)	$(42,647)	$(5,629)

Adjusted SG&A	$161,425	$167,184	$5,759	$165,469	$4,044
Canada	$46,339	$49,029	$2,690	$47,850	$1,511
U.S. south	$53,562	$57,470	$3,908	$57,470	$3,908
U.S. northeast	$23,503	$22,959	$(544)	$22,959	$(544)
Corporate	$38,021	$37,726	$(295)	$37,190	$(831)

Adjusted EBITDA(A)	$400,675	$390,520	$(10,155)	$385,922	$(14,753)
Canada	$211,824	$213,513	$1,689	$208,379	$(3,445)
U.S. south	$157,556	$163,003	$5,447	$163,003	$5,447
U.S. northeast	$69,316	$51,730	$(17,586)	$51,730	$(17,586)
Corporate	$(38,021)	$(37,726)	$295	$(37,190)	$831

Progressive Waste Solutions Ltd. – September 30, 2012 - 11

Revenues
Gross revenue by service type
The table below presents gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Nine months ended
			September 30				September 30
	2012	%	2011	%	2012	%	2011	%

Commercial	$167,223	34.3	$164,452	33.5	$494,331	35.3	$480,381	34.7
Industrial	87,149	17.9	89,520	18.2	248,060	17.7	252,708	18.3
Residential	113,773	23.4	102,989	21.0	323,458	23.1	293,322	21.2
Transfer and disposal	168,160	34.5	178,844	36.5	472,605	33.7	491,551	35.5
Recycling	15,531	3.2	22,586	4.6	49,752	3.6	57,425	4.2
Other	6,950	1.4	5,942	1.2	19,000	1.4	16,576	1.2
Gross revenues	558,786	114.7	564,333	115.0	1,607,206	114.8	1,591,963	115.1

Intercompany	(71,577)	(14.7)	(73,811)	(15.0)	(206,287)	(14.8)	(209,079)	(15.1)
Revenues	$487,209	100.0	$490,522	100.0	$1,400,919	100.0	$1,382,884	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared using reported revenues for 2012 and gross revenues for 2011.  The table has also been prepared assuming Canadian and U.S. dollar parity.  For 2011, the amounts are presented as if Waste Services, Inc.’s operations were combined with ours for the six months ended June 30, 2010.

	Three months ended			Nine months ended
		September 30			September 30
	2012	2011	(*)	2012	2011	(*)

Price
Core price	1.6	1.4		1.5	1.6
Fuel surcharges	0.2	1.1		0.4	1.1
Recycling and other	(2.5)	0.8		(1.8)	0.6
Total price growth	(0.7)	3.3		0.1	3.3

Volume	(3.2)	1.0		(1.7)	0.6
Total organic (decline) growth	(3.9)	4.3		(1.6)	3.9

Acquisitions	3.9	5.4		3.9	6.2
Total growth excluding FX	-	9.7		2.3	10.1

FX	(0.7)			(1.0)
Total growth including FX	(0.7)			1.3

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

Progressive Waste Solutions Ltd. – September 30, 2012 - 12

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Nine months ended
			September 30			September 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Cash generated from operating activities	$74,318	$133,203	$(58,885)	$262,577	$280,489	$(17,912)

Operating and investing
Stock option expense (recovery)	237	(5,643)	5,880	(813)	(4,123)	3,310
Acquisition and related costs	675	966	(291)	2,045	1,739	306
Payments made to senior executive on departure	3,010	-	3,010	3,010	-	3,010
Restructuring expenses	-	73	(73)	-	1,198	(1,198)
Other expenses	-	32	(32)	105	827	(722)
Changes in non-cash working capital items	31,582	(14,842)	46,424	41,335	38,850	2,485
Capital and landfill asset purchases	(74,233)	(46,876)	(27,357)	(173,997)	(116,692)	(57,305)
Proceeds from the sale of capital assets	540	1,754	(1,214)	2,107	5,204	(3,097)

Financing
Purchase of restricted shares	(541)	(4,226)	3,685	(541)	(4,226)	3,685
Net realized foreign exchange loss (gain)	5	(51)	56	12	(83)	95
Free cash flow(B)	$35,593	$64,390	$(28,797)	$135,840	$203,183	$(67,343)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $6,900 and $13,800, for the three and nine months ended September 30, 2012, respectively.

Progressive Waste Solutions Ltd. – September 30, 2012 - 13

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities in place at September 30, 2012.

	Three months ended			Nine months ended
			September 30			September 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Adjusted EBITDA(A)	$136,929	$140,961	$(4,032)	$385,922	$400,675	$(14,753)

Purchase of restricted shares	(541)	(4,226)	3,685	(541)	(4,226)	3,685
Capital and landfill asset purchases	(74,233)	(46,876)	(27,357)	(173,997)	(116,692)	(57,305)
Proceeds from the sale of capital assets	540	1,754	(1,214)	2,107	5,204	(3,097)
Landfill closure and post- closure expenditures	(1,201)	(1,102)	(99)	(5,401)	(3,162)	(2,239)
Landfill closure and post- closure cost accretion expense	1,313	1,271	42	3,927	3,816	111
Interest on long-term debt	(14,696)	(15,303)	607	(42,934)	(48,363)	5,429
Non-cash interest expense	1,701	1,640	61	5,069	4,355	714
Current income tax expense	(14,219)	(13,729)	(490)	(38,312)	(38,424)	112
Free cash flow(B)	$35,593	$64,390	$(28,797)	$135,840	$203,183	$(67,343)

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $6,900 and $13,800, for the three and nine months ended September 30, 2012, respectively.

Long-term debt to adjusted EBITDA(A)
Our adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.80 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

	2012			2011
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9833		$1.0109
March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142
June 30	$0.9813	$0.9899	$0.9943	$1.0370	$1.0334	$1.0237
September 30	$1.0166	$1.0052	$0.9979	$0.9626	$1.0202	$1.0225

Progressive Waste Solutions Ltd. – September 30, 2012 - 14

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record December 31, 2012.  The dividend will be paid on January 16, 2013.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – September 30, 2012 - 15

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Progressive Waste Solutions Ltd. – September 30, 2012 - 16

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Friday, October 26, 2012, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2012.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 35210439, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Wednesday, November 9, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 35210439.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – September 30, 2012 - 17